Exhibit 8.01


                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022


                                    November 23, 1999


AnnTaylor Stores Corporation
142 West 57th Street
New York, New York 10019

Ladies and Gentlemen:

            In connection with the filing of the Registration Statement on Form S-3 (the "Registration Statement"), you have asked us to address the anticipated material U.S. federal income tax consequences of the purchase, ownership and disposition of $199,072,000 aggregate principal amount at maturity of 3 3/4% convertible subordinated Debentures due 2019 (the "Debentures") and shares of AnnTaylor Stores Corporation common stock issuable upon the conversion of such Debentures (the "Common Stock"). More particularly, you have requested our opinion regarding the material U.S. federal income tax consequences under the heading "UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS" in the Registration Statement filed on the date hereof with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"). This opinion is delivered in accordance with the requirements of Item 601(b)(8) of Regulation S-K under the Securities Act.

            In rendering our opinion, we have reviewed the Registration Statement and such other materials as we have deemed necessary or appropriate as a basis for our opinion. In addition, we have considered the applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder by the U.S. Department of Treasury (the "Regulations"), pertinent judicial authorities, rulings of the Internal Revenue Service (the "IRS"), and such other authorities as we have considered relevant, in each case as in effect on the date hereof. It should be noted that such Code, Regulations, judicial decisions, administrative interpretations and other authorities are subject to change at any time, perhaps with retroactive effect. A material change in any of the materials or authorities upon which our opinion is based could affect our conclusions stated herein. In addition, there can be no assurance that the IRS will not assert contrary positions.

            Based upon the foregoing, subject to the qualifications set forth herein, it is our opinion that the following discussion fairly and accurately describes the anticipated material U.S. federal income tax considerations relating to the purchase, ownership, disposition and conversion of the Debentures and Common Stock to a holder of a Debenture or Common Stock that is, for U.S. federal income tax purposes, (1) a citizen or resident of the United States; (2) a corporation created or organized in or under the laws of the United States or any political subdivision thereof; (3) an estate, the net income of which is subject to United States federal income taxation regardless of its source; or (4) a trust, the administration of which is subject to the primary supervision of a court within the United States and which has one or more United States persons with authority to control all substantial decisions.

            This opinion deals only with holders of Debentures who hold the Debentures and any Common Stock into which the Debentures are converted as capital assets and does not address the tax consequences arising under the laws of any foreign, state or local jurisdiction and does not address tax considerations applicable to investors that may be subject to special tax rules, such as rules relating to persons who are not citizens or residents of the United States; financial institutions and banks; tax-exempt organizations; insurance companies; broker-dealers; and persons who hold Debentures or Common Stock as part of a hedge, conversion or constructive sale transaction, or straddle or other risk reduction transaction. Furthermore, this opinion does not address the tax consequences applicable to holders that are treated as partnerships or other passthrough entities for United States federal income tax purposes.

Cash Interest and Original Issue Discount

            The Debentures were initially issued at a substantial discount from their stated principal amount at maturity. For United States federal income tax purposes, the excess of the stated principal amount at maturity of each Debenture over the issue price (the initial offering price to the initial purchasers at which the Debentures were sold) constitutes original issue discount. In addition to stated cash interest on a Debenture, which will be taxable to a holder as ordinary interest income at the time it accrues or is paid in accordance with the holder's method of accounting for United States federal income tax purposes, holders of Debentures will be required to include original issue discount in income periodically over the term of the Debentures before receipt of the cash or other payment attributable to such income. For United States federal income tax purposes, each holder of a Debenture must generally include in gross income a portion of the original issue discount in each taxable year during which the Debenture is held in an amount equal to the original issue discount that accrues on the Debenture during such period, determined by using a constant yield to maturity method. The original issue discount included in income for each year will be calculated under a compounding formula that will result in the allocation of less original issue discount to the earlier years of the term of the Debenture and more original issue discount to later years. Any amount included in income as original issue discount will increase a holder's tax basis in the Debenture.

Disposition or Conversion of Debentures

            Except as described below, upon the sale or other disposition of a Debenture, a holder will recognize gain or loss equal to the difference between the amount realized and the holder's income tax basis in the Debenture, which will generally equal the holder's cost of the Debenture increased by any accrued original issue discount includible in such holder's gross income and reduced by any payments other than payments of cash interest. Gain or loss upon a sale or other disposition of a Debenture will generally be capital gain or loss and will be long-term capital gain or loss if the Debenture is held for more than one year.

            A holder that receives Common Stock in exchange for a Debenture, whether upon conversion of a Debenture or, at the option of AnnTaylor Stores Corporation, upon tender of a Debenture, will generally not recognize gain or loss (except with respect to shares, if any, received in respect of accrued cash interest, which will be treated as a payment of interest, and cash received in lieu of a fractional share). A holder's income tax basis in the Common Stock received on conversion or tender of a Debenture will be the same as the holder's adjusted income tax basis in the Debenture at the time of conversion or tender (exclusive of any income tax basis allocable to a fractional share), and the holding period for the Common Stock received on conversion or tender will include the holding period of the Debenture converted. It is possible, however, the IRS may argue that the holding period of the common stock allocable to accrued original issue discount will commence on the date of the conversion or tender. The receipt of cash in lieu of a fractional share of common stock will generally result in capital gain or loss, measured by the difference between the cash received for the fractional share and the holder's adjusted income tax basis in the fractional share.

            If a holder elects to exercise his option to cause AnnTaylor Stores Corporation to purchase his Debentures on a purchase date and AnnTaylor Stores Corporation issues Common Stock in satisfaction of all of the purchase price, such exchange will be treated the same as a conversion. If a holder elects to exercise his option to cause AnnTaylor Stores Corporation to purchase his Debentures on a purchase date and AnnTaylor Stores Corporation delivers a combination of cash and Common Stock in satisfaction of the purchase price, gain, but not loss, realized by the holder will generally be recognized, but only to the extent of all cash received. The character of any gain recognized may be capital or ordinary depending on the circumstances, including the extent to which a holder actually or constructively has any other equity interest in AnnTaylor Stores Corporation. The holder's gain realized will be the sum of any cash received (other than cash attributable to accrued but unpaid stated interest) and the fair market value of the common stock received reduced by the holder's adjusted income tax basis in the Debentures. A holder's income tax basis in the Common Stock received will generally be the same as the holder's income tax basis in the Debenture, reduced by the cash received and increased by any gain recognized (exclusive of any income tax basis allocable to a fractional share). In the event a holder surrenders a Debenture for conversion at such a time that the Debenture is required to be accompanied by a payment in an amount equal to the interest due thereon on the immediately next succeeding interest payment date, the holder, particularly if an accrual method taxpayer, should consult with his tax advisor regarding the extent to which such payment is deductible.

Adjustment of Conversion Price

            If at any time AnnTaylor Stores Corporation makes a distribution of property to shareholders that would be taxable to such shareholders as a dividend for United States federal income tax purposes (for example, distributions of evidences of indebtedness or assets of AnnTaylor Stores Corporation, but generally not stock dividends or rights to subscribe for Common Stock) and, in accordance with the anti-dilution provisions of the Debentures, the conversion rate of the Debentures is increased, the amount of such increase may be deemed to be the payment of a taxable dividend to holders of the Debentures. If the conversion rate is increased at the discretion of AnnTaylor Stores Corporation or in other circumstances as described under the heading "Description of Debentures," such increase may also be deemed to be the payment of a taxable dividend to holders of Debentures. Moreover, in certain other circumstances, the absence of such an adjustment to the conversion rate may result in a taxable dividend to holders of Common Stock.

Tax Event

            The modification of the terms of the Debentures by AnnTaylor Stores Corporation upon a tax event as described in "Description of Debentures," could possibly alter the timing of income recognition by the holders of the Debentures with respect to the semiannual payments of interest due on the Debentures.

            This opinion is being furnished in connection with the Registration Statement. This opinion is expressed as of the date hereof, and we disclaim any undertaking to advise you of any subsequent changes of the facts stated or assumed herein or any subsequent changes in applicable law. This opinion is for your benefit and is not to be used, circulated, quoted or otherwise referred to for any purpose, except that you may refer to this opinion in the Registration Statement, and, in accordance with the requirements of Item 601(b)(23) of Regulation S-K under the Securities Act, we hereby consent to the filing of this opinion as an Exhibit to the Registration Statement. In giving this consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

                                         Very truly yours,

                             /s/ Skadden, Arps, Slate, Meagher & Flom LLP